# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evernorth Holdings Inc., CIK 0002092592
CUSIP: 299946103
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 Battery Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 10/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001727934

## Reporting persons
- Arrington XRP Capital Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,504,634; shared voting power 1,199,503; sole dispositive power 3,504,634; shared dispositive power 1,199,503; aggregate amount beneficially owned 4,704,137 (19.9% of the class); the aggregate amount excludes certain shares
  Comment: Row (9) excludes 29,033,708 shares of non-voting Class C Common Stock (convertible into Class A Common Stock but not within 60 days, as conversion is blocked by the 19.9% RippleWorks Maximum Ownership Restriction in the issuer's Amended and Restated Articles of Incorporation) and 84,653 shares of Class A Common Stock underlying warrants (issuance above the 19.9% cap is likewise blocked). All percentages are based on 23,638,882 shares of Class A Common Stock outstanding as of October 9, 2026.
- Arrington Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,504,634; shared voting power 1,199,503; sole dispositive power 3,504,634; shared dispositive power 1,199,503; aggregate amount beneficially owned 4,704,137 (19.9% of the class); the aggregate amount excludes certain shares
  Comment: Row (9) excludes 29,033,708 shares of non-voting Class C Common Stock (convertible into Class A Common Stock but not within 60 days, as conversion is blocked by the 19.9% RippleWorks Maximum Ownership Restriction in the issuer's Amended and Restated Articles of Incorporation) and 84,653 shares of Class A Common Stock underlying warrants (issuance above the 19.9% cap is likewise blocked). All percentages are based on 23,638,882 shares of Class A Common Stock outstanding as of October 9, 2026.
- Jack Michael Arrington: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,504,634; shared voting power 1,199,503; sole dispositive power 3,504,634; shared dispositive power 1,199,503; aggregate amount beneficially owned 4,704,137 (19.9% of the class); the aggregate amount excludes certain shares
  Comment: Row (9) excludes 29,033,708 shares of non-voting Class C Common Stock (convertible into Class A Common Stock but not within 60 days, as conversion is blocked by the 19.9% RippleWorks Maximum Ownership Restriction in the issuer's Amended and Restated Articles of Incorporation) and 84,653 shares of Class A Common Stock underlying warrants (issuance above the 19.9% cap is likewise blocked). All percentages are based on 23,638,882 shares of Class A Common Stock outstanding as of October 9, 2026.

## Item 1. Issuer
Name of issuer: Evernorth Holdings Inc.
Address of issuer's principal executive offices: 600 Battery Street, San Francisco, California 94111

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Arrington XRP Capital Fund, LP, a Delaware limited partnership (the "Fund"), the holder of record of the securities; (ii) Arrington Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund (the "GP"); and (iii) Jack Michael Arrington, a United States citizen and the managing member of the GP (collectively, the "Reporting Persons"). The GP and Mr. Arrington may each be deemed to have voting and dispositive power over the shares of Class A Common Stock held by the Fund and disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. Each Reporting Person disclaims membership in any group and disclaims beneficial ownership of any securities held by RippleWorks, Inc. except to the extent of its pecuniary interest therein.
Address of principal business office or, if none, residence: c/o Arrington XRP Capital Fund, LP, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899
Citizenship: Each of the Fund and the GP is organized under the laws of the State of Delaware; Mr. Arrington is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,704,137. The Reporting Persons also hold 29,033,708 shares of Class C Common Stock (non-voting, convertible on a one-for-one basis into Class A Common Stock) and warrants to purchase 84,653 shares of Class A Common Stock. None of such Class C shares or warrant shares is included in the amounts reported herein because the issuer's Amended and Restated Articles of Incorporation provide that such shares shall not be converted or issued to the extent such conversion or issuance would cause the RippleWorks Attributed Ownership Percentage (as defined therein) to exceed 19.9%; accordingly, such shares are not convertible or issuable, and are not acquirable within 60 days.
Percent of class: 19.9%
Sole power to vote or to direct the vote: 3,504,634
Shared power to vote or to direct the vote: 1,199,503
Sole power to dispose or to direct the disposition: 3,504,634
Shared power to dispose or to direct the disposition: 1,199,503

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Pursuant to a letter agreement, dated October 17, 2025, between the Fund and RippleWorks Inc. ("RippleWorks"), the Fund and RippleWorks have agreed to certain arrangements with respect to 1,199,503 shares of Class A Common Stock and 29,033,708 shares of Class C Common Stock held by the Fund (collectively, the "DAT Side Pocket Shares") as of the date of this Schedule 13G. Under the letter agreement: (i) RippleWorks has the right to direct the voting of the DAT Side Pocket Shares that are entitled to vote, and the Fund votes such shares in accordance with RippleWorks' instructions; if RippleWorks does not timely provide voting instructions, the Fund votes such shares in accordance with the Issuer's board of directors' recommendation, or, if the board has made no recommendation, in the Fund's sole discretion; and (ii) the Fund is required to consult with RippleWorks regarding the disposition of the DAT Side Pocket Shares. RippleWorks may therefore be deemed to share voting and dispositive power over the DAT Side Pocket Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This statement is filed by Arrington XRP Capital Fund, LP, together with its general partner, Arrington Capital Management, LLC and Jack Michael Arrington, the managing member of the general partner. The Reporting Person disclaims membership in any group and disclaims beneficial ownership of any securities held by RippleWorks, Inc. except to the extent of its pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
The Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto pursuant to Rule 13d-1(k)(1), filed herewith as Exhibit 99.1.

## Signatures
- Arrington XRP Capital Fund, LP: /s/ Jack Michael Arrington, By: Arrington Capital Management, LLC, its general partner; By: Jack Michael Arrington, Managing Member (10/19/2026)
- Arrington Capital Management, LLC: /s/ Jack Michael Arrington, Jack Michael Arrington, Managing Member (10/19/2026)
- Jack Michael Arrington: /s/ Jack Michael Arrington, Jack Michael Arrington (10/19/2026)